UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2020

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

March 16, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 36.48%

14	Type of Reporting Person PN

March 16, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 694,297

	8	Shared Voting Power 2,230,914

	9	Sole Dispositive Power 443,631

	10	Shared Dispositive Power 1,949,249

11	Aggregate Amount Beneficially Owned 2,925,211

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 47.71%

14	Type of Reporting Person IN

March 16, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,318

	8	Shared Voting Power 506,044

	9	Sole Dispositive Power 2,318

	10	Shared Dispositive Power 60,865

11	Aggregate Amount Beneficially Owned 508,362

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.64%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020 and March 10, 2020 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On March 16, 2020, Charles F. Willis, IV, on behalf of the Reporting Persons, delivered a letter (the “Letter of Withdrawal”) to the Board of Directors of the Issuer notifying the Board of Directors that the Reporting Persons and the Special Committee of the Board of Directors of the Issuer have mutually agreed to terminate discussions and abandon any further pursuit of the Reporting Persons’ non-binding proposal to acquire all of the outstanding shares of common stock of the Issuer not already owned by the Reporting Persons (the “Proposed Transaction”).  The Reporting Persons have ceased negotiating the terms of a merger agreement with the Issuer relating to the Proposed Transaction.  The foregoing description of the Letter of Withdrawal does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Withdrawal, which is filed as Exhibit 2 hereto.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 7.   Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.	Joint Filing Agreement
2.	Letter of Withdrawal, dated March 16, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: March 16, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: March 16, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: March 16, 2020	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement among CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 16th day of March 2020.

CFW PARTNERS, L.P.

Date: March 16, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: March 16, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: March 16, 2020	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 2

NOTICE OF WITHDRAWAL

March 16, 2020

Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Re:                             Notice of Withdrawal

Dear Members of the Board:

We refer to the Confidentiality Agreement dated as of August 9, 2019, between CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis (collectively, the “Willis Parties”) and Willis Lease Finance Corporation (the “Company”) relating to a proposed take-private merger of the Company by the Willis Parties (the “Transaction”).  Pursuant to Section 6 of the Confidentiality Agreement, we hereby notify the Company that we are withdrawing our proposal for a Transaction and have mutually agreed with the Special Committee of the Board of Directors of the Company that has been evaluating and negotiating a possible Transaction to immediately terminate and abandon any further discussions regarding a potential Transaction.

Very truly yours,

/s/ Charles F. Willis, IV
Charles F. Willis, IV